May 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HTG Molecular Diagnostics, Inc. (the “Company”) – Request for Acceleration Registration Statement on Form S-1 (File No. 333-201313)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representative of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on Tuesday, May 5, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 1,220 copies of the Company’s Preliminary Prospectus dated April 28, 2015 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representative of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours, Leerink Partners LLC As Representative of the several Underwriters By: Leerink Partners LLC

By:	/s/ Daniel Lepanto
Name:	Daniel Lepanto
Title:	Managing Director